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                                                                   Exhibit 99.4

                                 VOTING MEMBERS
                           K E Y  F A C T  S H E E T

- In order for you to receive a distribution of marketable stock in The MIIX Group, Incorporated ("MIIX Group") or cash, two-thirds (2/3) of the votes cast by eligible members must be FOR the Plan of Reorganization.

- You are eligible to vote if you were an insured member on the Plan adoption date, October 15, 1997. Each voting member may cast only one vote, regardless of the number or types of policies he or she currently has.

- If your allocation is 100 shares or greater, you will receive stock (see the Share Allocation card for your allocation). If your allocation is less than 100 shares, you will receive cash. Whether in cash or stock, your allocation will be distributed as soon as practicable after the reorganization becomes effective.

- The value of your shares will equal the number of shares allocated to you multiplied by the price per share at which the stock trades on The New York Stock Exchange. The price will fluctuate in the stock market.

- The reorganization will have no impact on your current premium or policies and they will remain in force in accordance with their terms.

- The enclosed Prospectus discusses federal tax consequences of the voting members' distribution. Generally, you will not immediately be subject to federal income tax on the receipt of stock, but you will immediately be subject to federal income tax if you receive a cash distribution.

- MIIX Group stock will be traded on The New York Stock Exchange under the symbol MHU.

                     IF YOU HAVE ANY QUESTIONS, PLEASE CALL
            THE MIIX CONVERSION INFORMATION CENTER AT (888) 359-8644




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                                                                    Exhibit 99.4



Dear Doctor,

On November   , 1998, eligible MIIX members will vote on the MIIX Plan of
Reorganization ("Plan") pursuant to which, among other things, MIIX will reorganize as a stock company and stock of The MIIX Group, Incorporated, ("MIIX Group") will be distributed. The Plan, which has been approved by the Board of Governors and the New Jersey Department of Banking and Insurance, incorporates a three-year "look-back" approach to the allocation of stock to members and recent former members of MIIX.

Because you were not a MIIX policyholder on the date the Plan was adopted, October 15, 1997, you are not eligible to vote on the Plan, but you will, as a look-back insured, receive a share allocation (stock or cash) from the MIIX Group if the Plan is completed.

It is important to note that there are immediate tax consequences for this allocation because you were not a MIIX policyholder on October 15, 1997. You should carefully review the enclosed Prospectus and other information and consult with your financial or tax adviser.

Please keep the enclosed Share Allocation card for your records. In order for MIIX Group to distribute your allocation, you must complete, sign, date and return the Taxpayer Identification (TIN) card in the enclosed postage-paid envelope.

If you have any questions, please call the MIIX Conversion Information Center at (888) 359-8644. We hope to serve your insurance needs again in the future.


                                   Sincerely,


                                   /s/ Daniel Goldberg

                                   Daniel Goldberg
                                   President
                                   Chief Executive Officer

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                                                                    EXHIBIT 99.4




                                SHARE ALLOCATION
                                 KEY FACT SHEET




- If your allocation is 100 shares or greater, you will receive stock (see the Share Allocation card for your allocation). If your allocation is less than 100 shares, you will be paid in cash rather than stock. Whether in cash or stock, your allocation will be distributed as soon as practicable after the Plan of Reorganization is completed.


- Since you were not a member of Medical Inter-Insurance Exchange as of October 15, 1997, the adoption date of the Plan of Reorganization, the Company will treat the distribution of common stock and cash to you as a policyholder dividend for federal income tax purposes.


- Common stock and cash that is considered to have been received as a policyholder dividend would generally be treated as a return of premiums paid in an amount equal to the fair market value of the common stock and cash received, and subject to tax as ordinary income provided that you were entitled to a deduction for premiums paid. Further, under this treatment, you should obtain a tax basis in the common stock received in an amount equal to its fair market value. MIIX Group may also be required to withhold federal income taxes from your allocation if you fail to complete and return the Taxpayer Identification (TIN) card included in this package.


- You are urged to consult with your financial or tax adviser regarding state taxes or any other tax matters.


- MIIX Group stock will be traded on The New York Stock Exchange under the symbol MHU.


                     IF YOU HAVE ANY QUESTIONS, PLEASE CALL
            THE MIIX CONVERSION INFORMATION CENTER AT (888) 359-8644

                                        [MIIX LOGO]